Exhibit 12.2

United Airlines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)	2016	2015	2014	2013	2012
Earnings (losses):
Earnings (loss) before income taxes	$3,822	$4,221	$1,110	$637	$(657)
Add (deduct):
Fixed charges, from below	1,370	1,429	1,655	1,627	1,514
Amortization of capitalized interest	11	12	12	11	9
Distributed earnings of affiliates	1	1	1	—	—
Interest capitalized	(72)	(49)	(52)	(49)	(37)
Equity earnings in affiliates	—	(2)	(1)	(1)	(4)

Earnings as adjusted	$5,132	$5,612	$2,725	$2,225	$825

Fixed charges:
Interest expense	$614	$670	$742	$781	$823
Portion of rent expense representative of the interest factor (a)	756	759	913	846	691

Fixed charges	$1,370	$1,429	$1,655	$1,627	$1,514

Ratio of earnings to fixed charges	3.75	3.93	1.65	1.37	(b)

(a) Imputed interest applied to rent expense.

(b) Earnings were inadequate to cover fixed charges by $689 million in 2012.